Exhibit (a)(1)(S)
My Finances
September 21, 2009
For your information
Stock option taxation and new grant acceptance process
Today, more detailed information about the Employee Stock Option Exchange Program was shared with employees via Circuit News. There are two topics related to stock options that you need to be aware of when making your decision to keep or exchange your eligible stock options through the program.
1.	Taxation of your new options — Your outstanding stock options were subject to income tax at the time they were granted, even though they didn’t provide you with any economic gain. If you exchange any of your outstanding options for new options, your new options will be subject to tax, and your new options may or may not provide you with any economic gain. See additional information below.

2.	New grant acceptance process — A new acceptance process will be introduced for stock options granted to employees in Belgium starting in Oct. 2009. New options granted under the Employee Stock Option Exchange Program will be subject to the new acceptance process, which is described in detail below.
Taxation of your new options
If you elect to participate in the Employee Stock Option Exchange Program, options that you submit for exchange will be canceled, and you will receive new options. Your new options will be subject to tax either at the time of grant or when you exercise them (depending on the new grant acceptance process described below). The taxes you already paid on the options you choose to exchange are lost. Although the tax laws appear unclear, it is our understanding that you may not obtain a refund for the tax you paid, and you may not claim any kind of tax deduction or tax credit.
New grant acceptance process
The current grant acceptance procedures in Belgium require written acceptance of stock options within 60 days of the Notice of Grant or the stock options are canceled. As of Oct. 2009, there will be a new grant acceptance procedure, which will require written acceptance within 180 days of the Notice of Grant or the stock options will be canceled.
Stock options under the new acceptance process are taxable either at the time of grant or upon exercise, depending on when you accept the new grant, as follows:
1.	Taxable at grant — If you accept your new stock options within 60 days of your Notice of Grant, your new options will be subject to taxation at grant. In general, your taxable benefit is calculated as 17% of the option price. Your taxable benefit will be subject to income tax at your marginal tax rate. If you sign a declaration that you will not exercise the stock options for the remainder of the calendar year in which your stock options were granted, plus the following three calendar years, then the 17% rate is reduced by half.

2.	Taxable at exercise — If you accept your new stock options after 60 days but within 180 days from your Notice of Grant, your new options will be subject to taxation when you exercise them. If you do not accept your new options within 180 days from your Notice of Grant, the new stock options will be canceled.
More information
If you want more information about this communication, please contact Get Help (Ask ES).
Important additional information, including tax risks associated with the Stock Option Exchange Program, can be found in the
Tax Addendum available on Circuit.
You should seek appropriate professional advice to determine how the tax or other laws of Belgium apply to your particular situation.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.